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                           November 30, 2021

       Timothy Murphy
       Chief Financial Officer
       Repay Holdings Corporation
       3 West Paces Ferry Road, Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            Amendment No. 2 to
Form 10-K for the Fiscal Year Ended December 31, 2020
                                                            Filed May 10, 2021
                                                            Response dated
November 12, 2021
                                                            File No. 001-38531

       Dear Mr. Murphy:

               We have reviewed your November 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 21, 2021 letter.

       Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 31

   1. We considered your response to comment 1. However, we do not believe it is appropriate to view your commission
restructuring charges by analogy to restructuring expenses since you expect the related
merchant contracts and revenue, which generated the
                                                        commissions, to
continue. We continue to believe the one-time upfront cash payments to buy out future monthly
commission operating expenses to be paid over the course of a merchant contract to
represent normal, recurring, cash operating expenses necessary to
 Timothy Murphy
Repay Holdings Corporation
November 30, 2021
Page 2
         operate your business. Please revise your filings to remove this adjustment from the computation of your non-GAAP measures.
       You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.



FirstName LastNameTimothy Murphy                             Sincerely,
Comapany NameRepay Holdings Corporation
                                                             Division of
Corporation Finance
November 30, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName